6/30/04 VF 8-11-04

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UI
SECURITIES AN 04018136
Washington, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fieldstone Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

RECD S.E.C. AUG 03 2004 618

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York	NY	10036-2714
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Quinton T. Wilkinson, Controller 212-626-1468
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	NewYork	NewYork	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FIELDSTONE SERVICES CORP.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

December 31, 2003

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Fieldstone Services Corp.

We have audited the accompanying statement of financial condition of Fieldstone Services Corp. (an indirect wholly-owned subsidiary of Gensec Bank Limited) (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fieldstone Services Corp. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 30, 2004

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Fieldstone Services Corp.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash and cash equivalents	$245,740
Securities owned at fair market value	269,472
Receivable from clearing broker	192,215
Total assets	$707,427

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to Parent	$498,421
Total liabilities	498,421
Contingencies	
Total stockholder's equity	209,006
Total liabilities and stockholder's equity	$707,427

The accompanying notes are an integral part of this statement.

Fieldstone Services Corp.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

NOTES TO FINANCIAL STATEMENT

December 31, 2003

NOTE A - ORGANIZATION

Fieldstone Services Corp. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides advisory services to clients with respect to corporate restructurings, recapitalization and leveraged buyouts and other similar financings. Additionally, the Company engages in the sale of corporate bonds on an agency basis to U.S. institutional customers.

The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

The Company is wholly-owned by Fieldstone, Inc. (the "Parent"). As more fully described in Note D, the Company has a service agreement with its Parent relating to employees and other services. The accompanying statement of financial condition may not be indicative of the financial condition if the Company had been operated as an unaffiliated entity. The Company receives an economic benefit that is not reflected in its statement of financial condition through this arrangement.

Fieldstone, Inc. is owned by Donerrly LLC, an indirect subsidiary of Gensec Bank Limited ("Gensec"). Gensec is an indirect subsidiary of Sanlam Limited, South Africa's second largest insurer, which is listed on The Johannesburg Securities Exchange.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. As of December 31, 2003, the Company invested $200,000 in a Certificate of Deposit sponsored by the Bank of New York; maturities are less than 30 days.

Securities Owned

The Company records securities transactions executed for its customers and related commissions and expenses on a settlement-date basis. Proprietary transactions of both over-the-counter and fixed-income securities are reflected on a trade-date basis.

The Company values securities at fair market value. Fair market value is determined as follows: Securities owned and securities sold, but not yet purchased listed on a national securities exchange are valued at the closing market price on the principal exchange on which they are traded.

Fieldstone Services Corp.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2003

NOTE B (continued)

Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the bid price on long positions and the asked price on short positions. For fixed-income securities that are traded predominantly in the over-the-counter market, fair market value is established based on quotes from third-party market makers in those markets.

Income Taxes

The Company is subject to Federal, state and local corporate income taxes. The Company files a consolidated Federal tax return and a combined return for state and local purposes with its Parent. At December 31, 2003, the Company does not have a separate Federal income tax liability as the Parent does not have any Federal tax liability due to a net operating loss being carried over from previous years. The Company has recorded $7,816 of its allocable share of state and local income tax liability for the combined group of the Parent.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2003, the Company had a capital deficit of $298,500, which was $398,500 below its required minimum net capital of $100,000, which is in violation of the rule. The Company's ratio of aggregate indebtedness to capital deficit was (1.67) to 1.

NOTE C (continued)

The Company did not have a PAIB Agreement with its Clearing Broker for the year ended December 31, 2003. The proprietary accounts held at the Clearing Broker ("PAIB assets"), which included cash held at the clearing broker of $445,104, are therefore considered non-allowable assets in the computation of net capital. As a consequence, the Company has reported to its regulators net capital deficiencies of $287,168 and $398,500 at November 30 and December 31, 2003, respectively. The PAIB Agreement requires, among other things, for the Clearing Broker to perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

The Company has since taken prompt action to resolve the deficiencies by signing a PAIB Agreement with its Clearing Broker, thereby making the aforementioned assets allowable in the computation of net capital.

NOTE D - SERVICE AGREEMENT WITH PARENT

The Company has a service agreement with the Parent under which the Parent provides its employees and other requested services as may be required by the Company. The Company pays the Parent the amount by which its revenues exceed its expenses for those services. The fee is recorded as service fee expense in the statement of operations. At year-end, the Company's rights to receivables are transferred to the Parent. The transfer, which is irrevocable and without recourse, is used to satisfy the Company's payables to the Parent of the same amount.

Receivables of $122,721 for advisory services revenues and $603,482 for brokerage commissions were transferred to the Parent at December 31, 2003.

In addition, the Company has a payable to the Parent for funds advanced to the Company for investments made by the Company on behalf of the Parent. At December 31, 2003, the amount payable to the Parent for these advances amounted to $445,104.

NOTE E - TRANSACTIONS WITH CLEARING BROKER

The Company conducts business with its clearing broker on an agency basis on behalf of its customers and occasionally for its own proprietary account. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

NOTE E (continued)

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. Additionally, the Parent maintains the Company's clearing deposit with its clearing broker on behalf of the Company.

NOTE F - OFF-BALANCE-SHEET RISK, CONCENTRATION RISK AND CREDIT RISK

In the normal course of business, the Company executes with its clearing broker, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

NOTE G - CONTINGENT LIABILITIES

On August 13, 2003, one of the former shareholders of Fieldstone, Inc. filed a lawsuit against Gensec, Donerrly LLC and the former CEO of Gensec and the CEO of the Parent. The lawsuit alleges, among other things, breach of contract in relation to Gensec's acquisition of Fieldstone, Inc. and its subsidiaries on February 27, 2002 and the plaintiff is seeking compensatory and punitive damages of about $40 million. The Company's management believes that the Company will not be affected by the outcome of this lawsuit as it has not been named a defendant in the lawsuit.

NOTE H - SUBSEQUENT EVENTS

On December 19, 2003, Fieldstone, Inc. entered into an asset purchase agreement with Fieldstone Capital Holdings Limited ("Holdings") in the terms of which most of the assets of Fieldstone, Inc., including the investment in the Company, were sold to Holdings, subject to certain conditions being satisfied. The asset purchase transaction was consummated on January 23, 2004, and, as a result, the Company has become an indirect wholly-owned subsidiary of Holdings. The new direct owner of the Company is Fieldstone Private Capital Group Inc., a Delaware corporation. Fieldstone Capital Holdings Limited is a company registered in the British Virgin Islands and owned by the management of the Fieldstone Group.

The service agreement referred to in Note D has been assigned to Fieldstone Private Capital Group, Inc.

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

FIELDSTONE SERVICES CORP.
(An indirect wholly-owned subsidiary of Gensec Bank Limited)

December 31, 2003

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Fieldstone Services Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Fieldstone Services Corp. (an indirect wholly-owned subsidiary of Gensec Bank Limited) (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control activities that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003 and this report does not affect our report thereon dated March 30, 2004. The Company's practices and procedures in connection with financial reporting and FOCUS preparation were inadequate due to insufficient levels of communication and review with regard to the accuracy and proper maintenance of books and records. We noted, as a result of the aforementioned conditions, that the Company was not in compliance with certain provisions of Rule 15c3-1 as they relate to the requirement to maintain net capital greater than its minimum net capital, as defined. Management has represented to us that they have retained the services of a firm specializing in broker-dealers to assist the Company in improving its internal controls. Management will also become more involved in the financial reporting process.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were inadequate at December 31, 2003, to meet the SEC's objectives. We noted the following matters involving the practices and procedures required under Rule 17a-5(g). These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003 and this report does not affect our report thereon dated March 30, 2004. The Company's practices and procedures in connection with financial reporting and FOCUS preparation were inadequate as noted above.

This report is intended solely for the use of the Stockholder and Management of the Company, and the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
March 30, 2004